

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

August 5, 2016

Robert A. Lerman
President and Chief Executive Officer
Opportunity Acquis Corp.
903 Clydesdale Drive
Bear, DE 19701

Re: Opportunity Acquis Corp.
Amendment No. 1 to Form 10
Filed July 22, 2016
File No. 000-55651

Dear Mr. Lerman:

We have reviewed your amended filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to the comment, we may have additional comments.

Item 1A. Risk Factors, page 6

7. Disclosure to Shareholders upon an Acquisition, page 7

1.   We refer to prior comment 6. Please revise to explain why you would be unable to provide full disclosure to your shareholders. Also, explain whether there are legal risks associated with asking shareholders to vote on acquisitions absent provision of full disclosure of the information or the documentation that you reference.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Ibolya Ignat at (202) 551-3636 or Sharon Blume, Accounting Branch Chief, at 202-551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Joseph McCann at 202-551-6262 with any other questions.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance